SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER (852) 2514-7665	E-MAIL ADDRESS jpark@stblaw.com

December 24, 2012

VIA EDGAR

Ms. Jennifer Thompson

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Korea Electric Power Corporation

Form 20-F for Fiscal Year Ended December 31, 2011

Filed April 30, 2012

File No. 1-13372

Dear Ms. Thompson:

We are writing on behalf of our client, Korea Electric Power Corporation (the “Company”) in response to your letter, dated December 11, 2012, containing the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Form 20-F for the fiscal year ended December 31, 2011 filed with the Commission on April 30, 2012.

As per the conversation between your colleague, Ms. Yong Kim, and my colleague, Johneth Park, on December 21, 2012, we are grateful that the Staff has tentatively agreed to our request to respond to these comments by January 11, 2013. We very much appreciate the Staff’s understanding and patience in this regard, and we will inform the Company to proceed on this basis unless we are notified otherwise by the Staff.

Leiming Chen Philip M.J. Culhane Daniel Fertig Celia Lam Chris Lin Sinead O’Shea Jin Hyuk Park Youngjin Sohn Kathryn King Sudol Christopher Wong

Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK    BEIJING    HOUSTON    LONDON    LOS ANGELES    PALO ALTO    SÃO PAULO    SEOUL    TOKYO    WASHINGTON, D.C.

SIMPSON THACHER & BARTLETT

Securities and Exchange Commission	-2-	December 24, 2012

Please contact me at Simpson Thacher & Bartlett (35th floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, telephone number 852-2514-7665 and fax number 852-2869-7694), if we can be of any assistance to the Staff.

Very truly yours,

/s/ Jin Hyuk Park